UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

E-House (China) Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.001

(Title of Class of Securities)

026852W10

(CUSIP Number)

Xin Zhou

Kanrich Holdings Limited

c/o 17/F, East Tower

No. 333 North Chengdu Road

Shanghai 200041

The People’s Republic of China

Phone: +86 21 6133 0808

Facsimile: +86 21 6133 0707

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Z. Julie Gao, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Phone:  (852) 3740-4700

March 22, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	026852W10	Page	2	of	13	Pages

1	NAMES OF REPORTING PERSONS Xin Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BEN EFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,610,498 ordinary shares
	8	SHARED VOTING POWER 40,232,225 ordinary shares
	9	SOLE DISPOSITIVE POWER 2,610,498 ordinary shares
	10	SHARED DISPOSITIVE POWER 40,232,225 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,842,723 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	026852W10	Page	2	of	13	Pages

1	NAMES OF REPORTING PERSONS Kanrich Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BEN EFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,790,125 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,790,125 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,790,125 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.001 per share (the “Shares”), of E-House (China) Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 17/F, East Tower, No. 333 North Chengdu Road Shanghai 200041, The People’s Republic of China.

Item 2. Identity and Background.

This Statement is being filed by Kanrich Holdings Limited, a company organized under the laws of the British Virgin Islands (“Kanrich”), and Xin Zhou, a co-chairman of the board of directors and chief executive officer of the Company and a director and controlling shareholder of Kanrich.

Kanrich is solely engaged in holding, distributing or effecting any sale of the Shares held by it. Kanrich is jointly established by Xin Zhou and other members of the Company’s management, and controlled by Xin Zhou. The principal executive offices of Kanrich are located at 17/F, East Tower, No. 333 North Chengdu Road Shanghai 200041, The People’s Republic of China.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Kanrich are set forth on Schedule A hereto and are incorporated herein by reference.

During the last five years, none of Kanrich, Xin Zhou and, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Kanrich and Xin Zhou entered into a Joint Filing Agreement on April 1, 2013 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit A.

Item 3. Source and Amount of Funds or Other Consideration.

Kanrich and the Company entered into a Share Purchase Agreement on December 27, 2012, a copy of which is attached hereto as Exhibit B, and an Amendment to the Share Purchase Agreement on March 22, 2013, a copy of which is attached hereto as Exhibit C (together with the Share Purchase Agreement, the “SPA”).  The description of the SPA contained herein is qualified in its entirety by reference to Exhibit B and Exhibit C, which are incorporated herein by reference.

Pursuant to the SPA, the Company issued to Kanrich 17,790,125 Shares (the “Subscription Shares”), representing 13.4% of the Company’s outstanding voting capital, at a subscription price of US$62,621,240, at a closing that occurred on March 22, 2013 (the “Closing Date”).

To fund part of the purchase of the Subscription Shares, Kanrich and Prominent Asset Investment Limited (“Prominent”) entered into a Margin Loan Facility Agreement on March 22, 2013 (the “Facility Agreement”), pursuant to which Kanrich obtained a two-year term loan from Prominent in the principal amount of US$44,000,000 (the “Margin Loan”). A copy of the Facility Agreement is attached hereto as Exhibit D.

The funds used to purchase the remainder of the Subscription Shares were obtained from the working capital of Kanrich, contributed by Xin Zhou and other shareholders of Kanrich.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

Lock-up.  Pursuant to the SPA, Kanrich will not offer, sell, pledge, file a registration statement with respect to, or otherwise dispose of, directly or indirectly, any of the Subscription Shares until after 12 months following the Closing Date. However, this lock-up restriction does not apply to: (a) any pledge of, or any charge or other security interest (a “Security Interest”) in, any or all of the Subscription Shares in order to secure financing obtained by Kanrich for the purpose of paying any or all of the purchase price payable under the SPA, created by Kanrich for the benefit of Prominent Asset Investment Limited or its assignee, transferee or other successor in title (“Chargee”); or (b) any sale, transfer, filing a registration statement with respect to or other disposal of all or any of the Subscription Shares upon any enforcement by a Chargee of any of its rights in respect of the Security Interest in accordance with the terms of the relevant security agreement.

Repayment of loan.  Kanrich shall repay the Margin Loan on the maturity date, which is the date falling two years from the date of the Facility Agreement. Kanrich shall pay interest on the Margin Loan in advance on the first day of each three-month  interest period. The first interest period shall commence on March 22, 2013, the utilization date, and the last interest period shall end on (and exclude) the maturity date.

Share and account charge.  Pursuant to the Share and Account Charge, Kanrich, Jun Heng Investment Ltd. (“Jun Heng”) and On Chance Inc. (“On Chance”) charged in favor of the Chargee all their rights, title and interest present and future in and to the Subscription Shares, 9,665,000 Shares and 9,982,500 Shares that each of them owned in the Company, respectively (collectively, the “Charged Shares”), and all their rights, title and interest present and future in respect of or represented by each relevant securities account each of them maintains with the custodian of Prominent, as the continuing security for the due and punctual performance and discharge of all the obligations under the Facility Agreement and other documents relating to the Margin Loan. Prior to the disposition of any Charged Shares by the Chargee pursuant to an enforcement of the Security Interest, Kanrich, Jun Heng and On Chance have the right to exercise all voting, consensual and other powers of ownership pertaining to the Charged Shares, provided they are not exercised in a manner that is inconsistent with the terms of the Finance Documents or any document or instrument referred to therein, or that would reasonably be expected to have a material adverse effect on the value of the Charged Shares or otherwise prejudice the interests of the Chargee under the Finance Documents.

Although Kanrich and Xin Zhou have no present intention to acquire securities of the Company, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the SPA, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the SPA. Notwithstanding anything contained herein, each of Kanrich and Xin Zhou specifically reserves the right to change its/his intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of Kanrich and Xin Zhou currently expects that it/he would take into consideration a variety of factors, including, but not limited to, the following: the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to Kanrich and Xin Zhou; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.

Except as set forth in this Schedule 13D, Kanrich and Xin Zhou have no present plans or proposals that relate to or would result in:

(a)                            The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company,

(b)                            An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company,

(c)                             A sale or transfer of a material amount of assets of the Company,

(d)                            Any change in the present board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

(e)                             Any material change in the present capitalization or dividend policy of the Company,

(f)                              Any other material change in the Company’s business or corporate structure,

(g)                             Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

(h)                            A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(i)                                A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or

(j)                               Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The responses of Kanrich and Xin Zhou to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information with respect to Shares that may be deemed to be beneficially owned by each director and officer of Kanrich is set forth on Schedule B hereto, which is incorporated herein by reference.

Pursuant to the SPA, on the Closing Date, Kanrich acuired and is deemed to beneficially own 17,790,125 Subscription Shares, representing 13.4% of the Company’s outstanding voting capital.

After acquiring the Subscription Shares, Xin Zhou’s beneficial ownership in the Company increased to 42,842,723 Shares, representing 31.6% of the outstanding voting capital of the Company. The 42,842,723 Shares beneficially owned by Mr. Xin Zhou comprise (i) 17,790,125 Subscription Shares beneficially owned by Kanrich as described below, (ii) 9,977,300 Shares beneficially owned by Jun Heng Investment Limited as described below, (iii) 12,464,800 Shares beneficially owned by On Chance Inc. as described below, (iv) 66,666 Shares Mr. Zhou personally held as of the Closing Date; and (v) 2,543,832 Shares that Mr. Zhou has the right to acquire upon exercise of options within 60 days after the Closing Date.

Mr. Xin Zhou holds 94% of the shares of Kanrich and is a director of Kanrich. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the Shares of the Company held by Kanrich.

Jun Heng Investment Limited, a British Virgin Islands company, directly holds 9,665,000 Shares of the Company and 312,300 American depositary shares representing 312,300 Shares of the Company. On Chance Inc., a company controlled by Mr. Zhou as described below, holds 51.54% of the shares of Jun Heng Investment Limited. Mr. Zhou is a director of Jun Heng Investment Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the Shares of the Company held by Jun Heng Investment Limited.

On Chance Inc., a British Virgin Islands company, directly holds 9,982,500 Shares of the Company and 2,482,300 American depositary shares representing 2,482,300 Shares of the Company. Mr. Xin Zhou holds 95% of the shares of On Chance Inc. and is the sole director of On Chance Inc. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the ordinary shares of the Company held by On Chance Inc.

Mr. Zhou disclaims beneficial ownership of the Shares owned by Kanrich, Jun Heng Investment Limited and On Chance Inc. except to the extent of his pecuniary interest therein.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by Kanrich and Xin Zhou is based on 132,955,918 Shares outstanding as of the Closing Date after the issuance of the Subscription Shares, which excludes (i) 1,529,126 Shares issued to the depositary bank of the Company under reservation for future grants under the Company’s share incentive plan, and (ii) 3,530,074 Shares underlying the 3,530,074 American depositary shares that have been repurchased by the Company from the open market but remain uncancelled.

Except as disclosed in this Schedule 13D, none of Kanrich, Xin Zhou or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, none of Kanrich, Xin Zhou or to the best of their knowledge, any of the persons listed in Schedule A hereto,  presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, none of Kanrich, Xin Zhou or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

Except as disclosed in this Schedule 13D, to the best knowledge of Kanrich and Xin Zhou, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Kanrich and Xin Zhou.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Kanrich, Xin Zhou or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated April 1, 2013, between Xin Zhou and Kanrich Holdings Limited

B	Share Purchase Agreement, dated as of December 27, 2012, between E-House (China) Holdings Limited and Kanrich Holdings Limited

C	Amendment to Share Purchase Agreement, dated as of March 22, 2013, between

E-House (China) Holdings Limited and Kanrich Holdings Limited

D*	Margin Loan Facility Agreement, dated as of March 22, 2013, between Kanrich Holdings Limited and Prominent Asset Investment Limited

E*	Share and Account Charge, dated as of March 22, 2013, between Kanrich Holdings Limited, Jun Heng Investment Ltd., On Chance Inc. and Prominent Asset Investment Limited

*      Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2013

Xin Zhou

/s/ Xin Zhou

Kanrich Holdings Limited

	By:	/s/ Xin Zhou
Name: Xin Zhou
Title: Director

SCHEDULE A

Directors and Executive Officers of Kanrich

Name	Position with Kanrich	Present Principal Occupation	Business Address	Citizenship

Xin Zhou	Director	Co-Chairman and Chief Executive Officer of the Company	17/F, East Tower, No. 333 North Chengdu Road Shanghai 200041, The People’s Republic of China	P.R. China

Canhao Huang	Director	Executive Director of the Company	17/F, East Tower, No. 333 North Chengdu Road Shanghai 200041, The People’s Republic of China	P.R. China

SCHEDULE B

Shares Beneficially Owned by the Directors and Executive Officers of Kanrich

	Shares Beneficially Owned (1)
	Number		%
Directors and Executive Officers

Xin Zhou	42,842,723		31.6%

Canhao Huang	246,750	(2)	0.2%

(1) For each person included in this table, percentage of beneficial ownership is calculated by dividing the number of Shares beneficially owned by such person by the sum of (i) the number of Shares outstanding (which shall exclude  (a) the Shares issued to the depositary bank of the Company under reservation for future grants under the Company’s share incentive plan and (b) the Shares underlying the American depositary shares that have been repurchased from the open market but remain uncancelled) and (ii) either the number of Shares underlying share options held by such person that are exercisable within 60 days after the Closing Date or the number of restricted shares held by such person that will be vested within 60 days after the Closing Date, as the case may be. The total number of Shares outstanding as of the Closing Date is 132,955,918 Shares, excluding (i) 1,529,126 Shares issued to the depositary bank of the Company under reservation for future grants under the Company’s share incentive plan and (ii) 3,530,074 Shares underlying the 3,530,074 American depositary shares that have been repurchased from the open market but remain uncancelled.

(2) represent (i) 90,000 Shares Mr. Huang personally held as of the Closing Date and (ii) 156,750 Shares that Mr. Huang has the right to acquire upon exercise of options within 60 days after the Closing Date.